Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated August 11, 2005 (July 28, 2006 as to Notes 2 and 19), relating to the consolidated balance sheet of ConAgra Foods, Inc. and subsidiaries as of May 29, 2005, and the related consolidated statements of earnings, comprehensive income, common stockholders’ equity, cash flows and the financial statement schedule for each of the fiscal years ended May 29, 2005 and May 30, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating  to changes in methods of accounting for variable interest entities and asset retirement obligations in 2004), appearing in the Annual Report on Form 10-K of ConAgra Foods, Inc. and subsidiaries for the year ended May 28, 2006.

/s/ Deloitte & Touche LLP

Omaha, Nebraska

September 29, 2006